SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 13, 2001

REUTERS GROUP PLC
(Translation of registrant's name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_       Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___          No _X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2001	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

REUTERS GROUP PLC

Preliminary Results Briefing
For The Year Ended 31 December 2000

The comments below may include forward-looking statements within the meaning of US securities laws. For a discussion of risk factors which could affect future results, please refer to the Risk Factors section of today’s press release, copies of which can be obtained either from the web or from our offices in London or New York. Instinet filed for an IPO last week: we are happy to answer questions today about Instinet’s historical results but we are limited by SEC regulations as to what we can say about the offering itself, and about prospects for Instinet’s future performance. We should also point out that the registration statement discussing Instinet, which is on file with the SEC, is subject to SEC review and, therefore, the information included in the filing may change.

Financial Highlights

David Grigson, Finance Director:

You will see in the press release, and you will see on the following slides, that we have used the definition of ‘normalised earnings’. This excludes the amortisation of goodwill and the gains on business disposals. We have also used the definition of ‘underlying’. This excludes the impact of acquisitions, of disposals, of significant once-off investments, and any currency impact as well.

Financial Headlines (Slide)

Revenue is up by about 15% and we have seen a significant step up in our investment spend this year. We have also seen significant once-off gains from business disposals. As a result, our reported profits are up 4% and our earnings per share is up 26%. Cash generation has been strong and we have moved the full year dividend to 16p, or about 9%.

The three key themes are: first, the strength of the core Reuters business, Reuters Financial, as demonstrated by improving revenue trends, strong underlying profit growth and excellent cash conversion. Second, there is the continuing growth of Instinet in 2000, and these two provided us with the confidence and the means for Reuters to make significant investments in its future. That is the key, and third theme, of this presentation.

Financial Performance (Slide)

I will pick out some of the key figures from this slide, but I shall cover most of these in more detail later in the presentation. Revenues in 2000 were just under £3.6 billion, up 15%. On an underlying basis, revenues grew 13%. This compares with the 11% underlying growth reported at the third quarter stage. Operating profits from the divisions before the costs incurred on the Business Transformation Initiative were £609 million, ahead by 11% on an underlying basis. Group and operating profit did not keep pace with revenue growth because of increased investment principally in Instinet and in Reuterspace.

Spending on the separately identified initiatives within our Business Transformation Programme totalled £139 million, £11 million shy of our estimate of £150 million a year ago. Our share of the losses incurred by our joint ventures and other associated partners was £16 million.

The only other figure worth drawing your attention to is the large gain of £271 million from the disposal of fixed asset investments. This has grown from £202 million at the halfway stage because of further profitable disposals within the Greenhouse Fund, and the disposal of our 25% stake in Safetynet. I would remind you that, included in the £271 million of disposals gains is the £160 million gain arising from the TIBCO software follow-on share offer that we reported at the halfway stage, and that this is purely a book profit. No cash was received by Reuters.

Moving on down the P&L account to taxation, earnings and dividends. The actual tax rate in 2000 was 17% and there are two main reasons why this is below the 33% tax rate that applies to our normalised profit. First, the £160 million book gain arising from the TIBCO Software follow-on share offer is free of tax. Second, we received tax deductions in the US arising from the exercise of TIBCO Software stock options. These are options being exercised by people who stayed with Reuters as part of TIBCO Finance at the time of the TIBCO Software IPO.

It is likely that we will receive once-off benefits of a similar nature in 2001, but there are too many uncertainties and variables for me to predict the impact on our actual tax rate at this stage. What I am, however, prepared to give some guidance on is that our normalised tax rate is going to change going forward. It is likely to move up from the 33% rate we saw in 2000, partly as a consequence of changes to UK tax legislation affecting UK-based multinationals, and partly because the geographical mix of our profits is tilting towards higher taxed jurisdictions. We are doing everything in our power to mitigate this impact, so we believe it is prudent to alert you to our expectation that underlying tax rates for Reuters may be moving up, probably by between 1-3% this year.

Finally, the dividend, which is up to 16p for the year, a 9% increase. We have been true to the policy statement made last year that we would move the dividend in line with the performance of the core Reuters Financial business.

Underlying revenue growth by quarter (Slide)

The new information that you have not seen before is the underlying revenue growth in quarter four which, for the total Group — this is the orange bars — was 17%. Instinet’s underlying revenue growth in the fourth quarter was 44%, well ahead of the previous two quarters. This clearly was the main driver for the Group as a whole. If you exclude Instinet from the figures — and I am now looking at the blue bars — you will see a very strong performance from the core Reuters business, up 11%.

You will see when we come to look at the divisional performance a little later that this is mainly driven by a strong finish to the year in Reuters Trading Solutions. I will be reminding you then that revenues in the comparable quarter last year, particularly for this part of Reuters, were impacted by pre-millennium jitters. The 11% in quarter four probably flatters our performance by 2% or so.

Movement in normalised PBT (Slide)

The movement in PBT from year to year. This is an important slide because it demonstrates a point I made earlier. The strong underlying profit growth in Reuters Financial and in Instinet are providing the means to fund the significant level of investment taking place in Reuters.

Last year we reported normalised PBT as £591 million. Within what I have called core Reuters, our Reuters Financial business, grew 19% on an underlying basis, contributing £83 million to our profit growth. We consider it a significant competitive advantage to be able to invest on such a financially strong base both in developing the new ways to do business through the business transformation programme, and through Reuterspace in expanding our customer base beyond our traditional wholesale financial market.

It is a similar story with Instinet. The profit growth from our core US and international equities business has more than paid for the investment required to develop and then launch our fixed income securities platform and our retail brokerage product which, as we announced in December, is now planned to be offered through Instinet’s wholesale operation.

Other movements in normalised PBT include the non-repeat of a large one-off accrual reversal of £25 million that provided a boost to 1999 profits, and £20 million of negative net currency impact caused by the strength of sterling against the euro.

Business transformation programme (Slide)

Let us talk about the business transformation programme. As we have seen, spending on the separate initiatives that make up the business transformation programme was £139 million. These are costs that are incremental to the existing cost base, such as contractors, consultants, severance costs, etc. Of this £139 million, £88 million was spent on developing the new products and business architectures. The main focus has been on creating the new low-cost flexible and scaleable IP-based architecture that will enable us to reduce our operating costs and bring more competitive services to market faster.

There are also opportunities to apply the same technologies to the way we do things internally, and this is where the balance of the investment of £51 million has been spent. Examples here include investing in customer relationship management systems, introducing web-enabled internal systems and processes, the creation of regional share service centres, building a global procurement capability, reforming our HR and marketing functions. All expensive but necessary prerequisites to becoming a leaner, more fast moving and more responsive organisation.

We plan to spend a further £150 million in 2001 in roughly the same two-thirds/one-third split. Towards the end of 2001 and into 2002 these costs will start to fall away as the projects are completed and as our existing internal resources move from supporting our heavy duty legacy products to supporting the new more granular product offerings.

We remain convinced that these programmes will deliver considerable bottom line impact to the Group. These benefits will be derived from revenue growth as well from reductions to our cost base. It is too early to have seen any top line benefits, but on the cost side we have to date eliminated 286 posts as a direct result of these programmes. The £150 million of cost savings that we committed to last year remain absolutely in our sights, and we are determined to see these savings flow all the way through to our operating profits and our operating margins. We will see some of this in 2001, the majority in 2002, and the full benefit in 2003.

Cash Flow Movement (Slide)

This is a slide with a lot of information on it and with a very positive message coming out of it. Strong cash generation has always been one of the recognised strengths of this company, and I am delighted to report that my arrival does not appear to be a catalyst for a sudden change of fortune. Cash conversion of our operating profits before business transformation was a 108%, with strong performances from Reuters Financial (103% cash conversion), and Instinet (117%) — that is an excellent performance.

Net debt as of 31 December was £34 million compared with net cash of £41 million last time, a total movement of £75 million. The strength of the Reuters balance sheet is a considerable source of competitive advantage as we enter these more uncertain times.

Divisional Operating Profit (Slide)

This slide shows our divisional operating profit, which simply breaks out our £609 million, that is pre-business transformation cost by division. I will talk about each division in turn but before I do, I will just put you on notice that this is the last time you will see the Reuters Information/Reuters Trading Solutions, RI/RTS split. The reason, very simply, is that this is not the way we are managing the business going forward. As you know, Philip Green now has responsibility for the whole of Reuters Financial and is managing the business as a single division. The retrofitting of costs with complicated allocations causes the profit split between RI and RTS to be somewhat arbitrary, and for this reason I only intend to talk about profits at the Reuters Financial or the RS level. The same does not apply to revenue which I will be analysing in more detail for both RI and RTS.

Reuters Financial (Slide)

In overall terms, both revenues and profits in RF were up 7%. On an underlying basis operating profits from RF were up 19%, and this compares with a 6% increase in underlying revenue implying tight control over cost. On an underlying basis cost moved just 3%.

There were some benefits beginning to flow through from the transformation programme, as I have already mentioned, but there were also pressures the other way. We are, for instance, having to support the existing product base at the same time as we devote greater amounts of internal resource to the development and the deployment of our new technologies. We have also started to build up Consulting as a necessary pre-requisite in the move to providing our clients with solutions rather than simply selling products.

Reuters Financial Underlying Revenue Growth (slide)

This charts shows how our revenues grew quarter by quarter in both RI and RTS. The RI graph, which has a very solid feel about it, demonstrates the recurring nature of our information-based revenue strengths. The improvement to 9% growth in the last quarter was certainly helped by sales of 3000 Xtra that started to come through into revenues towards the end of the year, and Peter Job will say more about that.

We have always predicted that revenues in RTS would pick up towards the end of the year and we did indeed finish strongly. However, as I have said, revenue growth in this quarter was always going to be flatter by comparison with the equivalent quarter last year, which was the last leading up to the millennium. However, despite the self-warning, quarter four growth rates, supported by an improving order book, point to a positive start to 2001.

Reuters Information (Slide)

This chart shows the absolute revenues and growth rates across a spectrum of RI products. Further underlying growth in RI revenues was 8%. At the top end we are seeing the early success of 3000 Xtra beginning to make an impact on the numbers. Sales of this premium priced flagship product, whether in upgrading existing customers or selling to new ones, will be the key driver of revenue growth at the top end going forward.

In the middle tier are our domestic products, and the success stories this year are the contributions of Reuters Plus in the US, which had an excellent year, and Reuters First in Japan. We have always had a strong domestic base in Europe and we are delighted that we are seeing the same successes elsewhere now.

At the lower end of the spectrum, our newer range of products aimed at clients who want to reach out to their customers has shown terrific growth, albeit off a low base.

Growth in all other areas reflects the growing demand in all other areas of information sets and datafeeds. It is worth noting that about 40% of these revenues are pass-throughs. An example is exchange fees that come with an equal and opposite cost attached.

Reuters Trading Solutions (Slide)

RTS has three main sources of revenue. First, we have transactions, which were flat overall but were down 2% on an underlying basis, reflecting a slow decline in accesses in foreign exchange markets. Revenue declines in traditional conversational dealing products were partially offset by good growth in our forward matching products and by sales of automated dealing solutions for the treasury market. Our Applications and Enterprise Solutions revenues are derived from delivering trading room systems and enterprise-wide efficiency solutions. Underlying revenues were up 9% for the full year having been down 6% in the first half. Growth has been driven by sales of middleware technologies that provide the backbone for the interconnectivity of specialist systems and also by the sales of order-routing solutions. Our retail solutions revenues grew rapidly off a low base. These revenues are derived from the provision of online information and technology solutions to providers of personal financial services.

Reuterspace (Slide)

Revenues in Reuterspace grew 50% year on year, boosted by the acquisition of Tower Group in 1999 and Yankee and ORT in 2000. Putting aside these acquisitions, all of which are progressing nicely to plan, underlying revenues grew 16% driven by sales of new services to online customers. Despite the fact that a number of the websites taking our new feeds have closed down, there is still a steady flow of new customers as our quarter-by-quarter revenue performance, which shows a consistently improving trend, clearly demonstrates.

As we made clear a year ago, Reuterspace is an investment vehicle exploring new options for Reuters beyond the wholesale financial market. Principal areas of investment include the development of retail financial portals and reuters.com, the expansion of our online media capability and the funding of various business-to-business (B2B) incubation initiatives, one or two of which you have seen outside today. Reuterspace also carries a large proportion of the Group’s brand marketing expenditure and the full cost of running the Greenhouse Fund, the profits from which are shown below the line in gains and disposals.

Greenhouse Fund (Slide)

The chart does two things: it shows the very positive impact that the Fund had on our group’s profits in 2000, and it shows the values contained within the Fund; the quoted at market value and the unquoted at the lower cost or estimated realisable value. The net contribution from the Greenhouse Fund to the Group’s overall net gains in 2000 was £53 million. When added to the £37 million taken last year and the profits taken in 1998 and 1997, the cumulative net profit contribution from the assets of the Greenhouse Fund now stands at £127 million. The combination of the level of disposals and the general collection in valuation has clearly had an impact on the value of the portfolio quoted investments, which now stands at £99 million. The cost of these investments is £30 million, suggesting that there is still considerable scope for further profits from the Greenhouse Fund.

The increase in the at book value of the unquoted proportion of the portfolio reflects the £184 million of new investments made during the year. Where this represents additional capital raised by existing investments, we have seen considerable value appreciation in the last funding round, suggesting that the team’s judgment and the ecosystem advantages of the fund can be expected to bring further reward.

Instinet (Slide)

The story of Instinet is well written, including the IPO registration filing that took place last week, but it is a positive story that is worth repeating. Overall revenues were up 53%, driven of course by the growth in trading activity on equity markets world-wide but also boosted by the acquisition of Lynch Jones Ryan at the beginning of the year.

Underlying revenue growth, which was up 40% for the year as a whole, picked up again in the fourth quarter, driven more by gains in market share than any acceleration in the growth of trading activity. The growth in operating profit lagged the growth in revenue. This is due, as we have seen earlier, to the high levels of investment incurred in the development and roll-out of the fixed income securities platform and the development of the retail brokerage offering. Total investment in these two initiatives was £66 million in 2000.

Instinet US equities (Slide)

Focusing on the US equities business in Instinet, this chart maps US equities revenue growth against growth in NASDAQ trading volumes. It clearly shows us how far Instinet’s growth rate lagged behind market growth in the first quarter at a time when so much of the increased trading activity was being driven by day traders and retail brokers. As the froth began to blow away and the growth in trading volumes was fuelled instead by institutional activity, so Instinet regained market share to the point where in two of the last three months of 2000 it exceeded 10% of the total US market, i.e. NASDAQ and NYSE added together, a figure never previously achieved. The growth in market share achievements has continued into 2001. In January NASDAQ volumes were up 53%, having recorded record highs earlier in the month, and overall market share of Instinet has remained at Q4 levels.

Joint Ventures, Associates and Investment Income (Slide)

Just looking at our joint ventures and partnerships, this slide shows the breakdown of our share of profits and losses of our key strategic partners. It is worth drawing your attention to Radianz, our joint venture with Equant, who are building a rapidly scaleable extranet for the financial community. Radianz, which opened its doors to business in July last year, is making significant investments, enhancing the network it inherited from Reuters. Operating losses to date have been lower than forecast, as Radianz has chosen not to build its sales and business support capability too far ahead of the roll-out of the enhanced network. We should expect to see these losses increase this year as the investment phase accelerates in advance of attracting new clients. We have also seen new losses from start-ups such as Atriax, which is a Radianz client, and Multex Investor Japan.

These ventures are not just about capital appreciation. Each of these partners is critical to the advancement of Reuters strategy and, in time, we will see benefits flow through to Reuters profits as a result of our relationship with them. Suffice it to say that the sum of the whole — Reuters plus its partners — is greater than the sum of the individual parts.

Prospects for 2001 (Slide)

As ever, the final slide is on prospects. In Reuters Financial, we expect the pace of growth in the first half of this year to match that experienced in the second half of last. Equity market volumes have been strong in the first few weeks of 2001.

In summary, we believe that the strength of our core business will once again provide us with the confidence and the means to invest in our future.

END

REUTERS GROUP PLC

Preliminary Results Briefing
For The Year Ended 31 December 2000

The comments below may include forward-looking statements within the meaning of US securities laws. For a discussion of risk factors which could affect future results, please refer to the Risk Factors section of today’s press release, copies of which can be obtained either from the web or from our offices in London or New York. Instinet filed for an IPO last week: we are happy to answer questions today about Instinet’s historical results but we are limited by SEC regulations as to what we can say about the offering itself, and about prospects for Instinet’s future performance. We should also point out that the registration statement discussing Instinet, which is on file with the SEC, is subject to SEC review and, therefore, the information included in the filing may change.

Peter Job, Chief Executive

Over the last year, we have set out to transform ourselves, to transform the way our customers deal with their customers, and to transform our market from one of one million+ professionals in dealing rooms to 50 to 60 million people with big money, or sizeable money. We set out to complete the transformation of Reuters not only as an information provider, but also as a provider of information, technology, and secure communications too — covering all three parts of the spectrum. We want to be a universal house.

We announced the strategy a year ago, having thought about it a good deal beforehand — it was not just pulled out of a hat. It is probably for that reason that we have not had to alter it, despite the alterations in the market since then, and we do not think we will have to alter it. What is more, virtually everything in detail, which I stood here a year ago and said we would do, we have substantially done.

Let us look at the parts in detail.

2000: strong sales performance across the board (Slide)

I will not dwell on this too much, because David Grigson has been so comprehensive. Here is the vision that Reuters is no longer just imprisoned in a narrow area of very high energy, highly skilled professionals at the top of the market, but it actually has a spectrum of service that goes from $0 per month — on Yahoo! you can get a very good service from Reuters at $0 per month. Yahoo! pays us, but you do not pay to see Yahoo! At the top end, there is the high quality trader, perhaps paying $1,500 a month. This graph shows how we are filling in, right across the spectrum, and therefore realising the vision of getting to a much, much bigger and broader market for the company.

The Internet, and these sorts of tools, have opened up the last mile. We are no longer stuck, in getting to this larger market, by considerations of cost. The cost has already been spent by somebody else, and it is a question of us exploiting those channels.

From products to solutions (Slide)

When we look at the provision — which I have talked about before — of information packages to our customers to deliver to their customers, just to show you how popular that now is, we have about 500 financial institutions which have our information going down to their websites. We have a webfarm in Geneva where we take the interrogations of those websites and at the moment it is running at about 400 million page views per month — pretty big numbers.

We must now be seen to be positioned as an integrated supplier of all sorts of solutions and we are probably the only one in our sector who can do this. If you are a bank, there is no one else to whom you can turn, except Reuters, if you want a combination of strategy which solves an information problem, a technology problem, and a secure communications problem. We provide the information in all the different pieces, right across that spectrum, so that you can choose your cost, if you want to go to your sales staff and then out from them to the customers. We provide the middleware, which links your dealing room or your risk management, right down to your sales staff and, if necessary, right through to the customers. Of course, we also provide now through Radianz, which is doing nicely and is a good business concept, the ability to communicate securely across a whole universe of users, instead of just using the line that comes into your building to see Reuters services.

I have tried to picture how, in this new world, we are able to offer this kind of straight-through-processing, with a combination of software, information and communications. You will see the words ‘Reuters Consulting’, and this is the way we crystallise it. There are 400 to 500 people in Reuters Consulting around the world — because we are saying that you can do this in any country where you are operating. We can bring to bear resources which are not resources such as you see in the KPMGs or the Arthur Andersens, which allow you to choose between different products and suppliers. We are not pretending to be that, and we do not intend to be that. We are saying that we have a force of people who can consult with you, since you want a strategic partner and not a bevvy of little suppliers. Since that will be us — we hope — we can provide a force of people behind this who will assemble the solution and put these pieces together for you in a manner that you can carry out your electronic strategy. There is practically no client in mind who is not desperate, at the moment, to crystallise an electronic strategy, right down to his customers’ level, and to find a strategic partner to help him build it.

The fact that we are well on the way here was demonstrated by some announcements of some fairly big deals in the last quarter. These helped Philip Green’s numbers move up as demonstrated in the slide which David Grigson showed you earlier. Let us not mistake the importance of this. In a downturn you can take terminals out of a dealing room, in an upturn you can put them in fairly quickly. If you have an embedded technology solution which encompasses your middleware right down through your processes, it will be difficult to solve, patiently put in, but once in it is not removed in a downturn. This is an enormously stable addition to that wonderful subscription base that Reuters have.

Transactions: strong Instinet performance in equities (Slide)

Ten years ago when I took over, foreign exchange and money markets were quite a large part of our business. The percentage that they account for in our business today has halved. We still earn more from those markets in absolute terms than we did 10 years ago, but we have very substantially reduced our reliance on them. Nevertheless, things continue to move. There are few fee-dealing positions on the whole, as you see from our numbers but, as David said, new things are happening in the market, it is moving on. People want to show more of what is happening in the market to the corporate client, that is what Atriax is all about — the initiative we went into with Deutsche Bank, Chase and Citibank last year. That is what the automated solutions are: where the bank ultimately can connect directly to its favourite corporate customers and execute its business almost without a touch of human hand. There are growth areas that enable us to keep this business moving.

The big story is in Instinet. There are limits to what I can say about Instinet because of the impending flotation. We have had very near 10% of the entire US equities market for nearly four months. This is big news, this is a big company. Why? David Grigson mentioned some of the reasons: the froth has blown off, the day trader has been blown away, we are back to the institutional demand, which is where Instinet excels. Instinet had the wisdom to plan for the huge demands on capacity that have been made by the expansion of the markets, and it was there reliably — not without pain and cost — to cater for that expansion. It has earned the trust of its institutional client base and it is rewarded with market share.

What threatens that? You all heard the word ‘Supermontage’. Supermontage is a revitalisation by Nasdaq of its screen service, and good luck to them. They, like everybody else, have to move on. Concerns? Yes, there were some because we did not want them, in moving on, to affect Instinet’s vital interest. How could that have been affected? We thought Instinet could have been affected if Nasdaq had both a real issue monopoly and a commercial monopoly, forcing ECNs like Instinet to put their liquidity onto Nasdaq screens.

There are also quite a number of very complicated arguments, which I will not go into here, about whether the resulting displays on Supermontage would somehow downgrade the ECN quotations below the broker/dealer quotations in a manner which time and price priority did not really allow.

I am glad to say that we were tremendously engaged in the eight revisions of this proposal. We were ceaselessly active in Washington through Instinet’s Chief Executive, Doug Atkin. We think we had a considerable impact on the process, and many improvements from our point of view have been made in this proposal since it was first presented.

I will not say more now, and I am sure more will come out in the lead up to the flotation of Instinet, but that is the picture as we see it.

Instinet meantime ploughs on with fixed income. Its product is improving all the time. It does not yet have as significant market share in fixed income, but we at Reuters know that transaction solutions take a long time to embed but, once embedded, they are well worth it.

Retail: Instinet simply was not being rewarded by the market for the heavy P&L expense of probably three or four years’ advertising to establish a retail presence on the Internet. On mature reflection, although its product was ready — a courageous decision — it was felt that it was better to simply say, what is Instinet really good at now: execution and clearing. We can offer private label execution and private label clearing to retail organisations that are already out there. We are doing that and we are already clearing very large numbers of trades for them. We have not exited any market through this, but we did abandon an initiative — I think courageously.

Reuterspace: firming up opportunities in new markets (Slide)

Last time we talked I said that Reuterspace had managed to spread out our news over something like 900 websites, and we had about 40 million unique users a month. This figure is now 1,400 websites and we have around 70 million plus unique users per month. This has completely galvanised our immediate business, which used to tank along making small losses from newspapers and televisions.

We made the decision last year to accelerate investment that you have been hearing about. Where was the money spent? Producing a service for the Internet in Korea. Korea is one of the biggest users of the Internet: some of the biggest sites in the world are in Korea. Our news for the Internet is in 20 languages, and has been a fantastic success. We must also answer the question — which we are trying to do, although it will take time — is Reuters going to depend only on financial corporations and its media outlets for its future growth? The answer has to be no. We have to sell to other corporations; we have to sell to different verticals that we select.

That is what last year’s activity was all about. It was about finding information and buying it, which is high quality and targeted at the kind of user who is not a financial professional but wants to compete in an area of technology or communications. Somebody who is going to look at the Tower Group, a nice acquisition which is growing fast; Yankee, ditto. Somebody who wants to look at something which is special and will enable him to improve his corporate performance, his performance in his corporation. Factiva is doing very nicely. It is now a $250 million business, number two in its field. When we at Reuters were alone in it, it was not number two. It is a necessary bolt-on to that corporate sale that gives you access to a detailed database as well as Reuters news flows.

What else? We are starting to pull the pieces together now. The agreement with Yahoo! We can now use their excellent navigation software to put on the front end of all this. Who is Yahoo!‘s major software supplier? TIBCO Software. TIBCO Software is now one the building blocks of the worldwide web; that is why it is doing so well. Yahoo! has always used its software, so where we make a sale of Yahoo! Navigation software, of our specialist content, our news, our half of Factiva, then we can also add on a sale of TIB portal builder. All these things are coming together. TIBCO Software is not solely a financial investment for Reuters. All these things have to be brought together in order to get this positioning outside the financial markets, and it is happening.

There are quite a few landmarks that have been passed and are being passed in the consumer area: the revamp of our Internet sites and the delivery of research. However, I should just say — with regard to the Greenhouse Fund — that Reuters is not a venture capital company; Reuters does not want to be a venture capital company. What Reuters wants to be is a company that is able to take risks in technology investment, spot the leading edge technologies and make money doing it if possible. In our first round of investments, which started six or seven years ago, we have achieved that, banking £137 million out of sales with the Greenhouse. This was not exactly licking our wounds in this area and within the £99 million or so investments we still have publicly quoted there is a good deal of profit locked up.

However, we have moved on to make our second load of bets around the end of last year. It is continuing, and we have selected careful portfolios. We have selected them in the area where we believe things will really happen in technology. People are recoiling at the moment from the excesses of the dot.com fever as if technology would never be any good again but, of course, it will be and very shortly too, and it will be in finance. So we have clustered a lot of little investments around what people need when they start to develop an e-finance strategy. We have abandoned the idea of a float and, on the whole, I am glad we did; I am glad the market conditions forced that. We will go to people now who, like us, are in search not only of venture capital investments but also to understand the inner technologies that will work the future. We are saying to them we did make our bets rather well first time round. We have made another lot now and we will see how those pan out — probably not this year but in the years after. Come with us and we will invest some more in the leading edge things in the future.

I believe our judgment will be vindicated in the future as it has been in the past. Therefore, I am quite bullish about Greenhouse but I realise, to put it all into perspective, that this is not going to be an IPO year and this will be a year in which you have to manage and bring together your investments. Since we have clustered them quite neatly to help one another and since we can use them in our business (we are using 15 or 16 Greenhouse companies out of 70-odd at the moment in our business) we can be of vital assistance in all sorts of ways to these people.

Doing things differently (Slide)

The turn of the Millennium was the year of doing things differently at Reuters in all sorts of ways. Without explaining this slide, I will just tell you what Tom Glocer was telling me in the office before I came here. Why is it different? He said over the weekend he logged into Reuters Markets Monitor web, which is a new product we are currently testing, and he was able to permission himself, look through the catalogue, see what he wanted, permission himself for it, pay by credit card in 10 minutes. Perhaps that should be five minutes but it is still a huge advance in terms of the administrative structure and everything else over where we were before the Internet came along. Is this a threat? No — it is an opportunity of massive proportions.

Doing things differently is the challenge of Tom Glocer and the new generation of management. We will have a new, strong team who will do it even faster. David Grigson has come in as Financial Director and, as we said, we are fortifying ourselves below board level with a Chief Marketing Officer and the smooth succession with Tom, which I am very proud of. I could not be handing over to anybody better than him in my opinion.

END

David Grigson

REUTERS

These slides may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Preliminary Statement for the year ended 31 December 2000 under the heading "Risk Factors".

You can view these Risk Factors at:

http://about.reuters.com/results/140.asp

Reuters - Prelims - February 2001

David Grigson

REUTERS
Preliminary Results
Financial Highlights
David Grigson
FINANCE DIRECTOR

"These slides may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Preliminary Statement for the year ended 31 December 2000 under the heading "Risk Factors".

You can view these Risk Factors at

http://about.reuters.com/results/140.asp

Reuters - Prelims - February 2001

David Grigson

Financial Headlines

- Revenue up 15%
- Significant step-up in investment including business transformation costs of £139m
- £271m of net gains on disposals
- PBT up 4% to £657m
- EPS up 26%
- Strong cash generation
- Full year dividend up 9% to 16.0p

Definitions

- Normalised profits and earnings exclude amortisation of goodwill and gains/losses on the disposal of subsidiaries and fixed asset investments.
- Underlying growth excludes acquisitions and disposals and significant once-off items since 1 January 1999, stated at comparable exchange rates.
- Business Transformation represents a number of step change initiatives to accelerate the migration of the core business to an internet business model and convert to web-enabled internal systems and processes. Business Transformation costs have been included as an ordinary cost of the business but have been separately identified.
- Normalised Operating profit excludes goodwill. For statutory reporting purposes, operating profit will include goodwill.

Reuters - Prelims - February 2001

David Grigson

Financial Performance

Year to 31 Dec 2000

		2000 £m	1999 £m	Growth Overall	Growth Underlying
Revenue		3,592	3,125	15%	13%
Op profit	- divisions	609	603	1%	11%
	- business transformation	(139)	-		
Normalised op profit		**470**	**603**	**(22%)**	**(14%)**
TSI / RBB		0	(7)		
JVs, Assocs & Invest inc		(16)	(1)		
Net interest		3	(4)		
Normalised PBT		**457**	**591**	**(23%)**	**(15%)**
Goodwill		(71)	(61)		
Net gains on disposals		271	102		
Reported PBT		**657**	**632**	**4%**	**N/A**

- Divisional operating profit growth impacted by increased investment in Reuterspace and Instinet.
- Normalised operating profit margin of 13.1% in 2000 (19.3% in 1999)

• **Gains on disposals**	2000 £m	1999 £m
TIBCO Software (see below)	157	52
Greenhouse Fund net profit	53	37
Safetynet	37	-
Other	24	13
Total	**271**	**102**

A follow-on public offering of TIBCO Software shares resulted in a book profit of £160million. This was subsequently reduced by £3 million as a result of the exercise of options.

• **EBITDA**	2000 £m	1999 £m	Growth
Normalised	730	906	(19%)
Reported	1,001	1,008	(1%)

Reuters - Prelims - February 2001

David Grigson

Financial Performance (cont'd)

Year to 31 Dec 2000

	2000 £m	1999 £m	Growth
Reported PBT	657	632	4%
Taxation	(125)	(207)	(40%)
Dividend	(224)	(206)	
Retained profit	308	219	
Normalised tax rate	33%	34%	
Actual tax rate	17%	30%	
Normalised EPS	21.7p	27.8p	(22%)
Reported EPS	37.9p	30.2p	26%
Dividend per share	16.0p	14.65p	9%

- **Normalised tax rate (based on Normalised PBT):**
  - Rate of 33% is down from 34% in 1999 due to releases of accruals following the settlement of long-standing international tax issues.
  - Changes to UK legislation affecting UK-based multinationals and other adverse mix affects are expected to add between 1% and 3% to the Group's effective rate of tax on normalised profits.

- **Actual tax rate (based on Reported PBT pre goodwill):**
  - Effective tax rate on Reported PBT pre goodwill of 17% reflects the beneficial tax consequences of the gain arising from the TSI follow-on share offer (on which no tax arises) and from tax deductions arising from the exercise of TSI stock options.
  - Further similar benefits are expected to occur during 2001 although the consequences for the tax charge on reported PBT are difficult to predict.

- **Dividend** growth supported by growth in profits of Reuters Financial.

- The weighted average number of shares was 1,404m in 2000 down from 1,409m in 1999. This is due to a combination of an open market repurchase of 4.7 million shares in October 1999 and shares acquired by an employee share trust.

Reuters - Prelims - February 2001

David Grigson

Underlying Revenue Growth by Quarter
% Growth
Total Group
Excluding Instinet
20
15
10
5
0
13
4
10
6
11
6
17
11
Q1
Q2
Q3
Q4

- **Underlying revenue growth by division:**

Reuters Financial	
Q1	3%
Q2	5%
Q3	6%
Q4	11%

Recurring 91%
Once-off 7%
Usage 2%

Reuterspace	
Q1	11%
Q2	15%
Q3	17%
Q4	19%

Recurring 90%
Usage 10%

Instinet	
Q1	54%
Q2	31%
Q3	32%
Q4	44%

Recurring1%
Usage 99%

- Underlying revenue by geography is shown in Supplementary Information

Reuters - Prelims - February 2001

David Grigson

Movement in Normalised PBT

	£m	£m
1999 Normalised PBT		591
Core Reuters		
- Underlying growth in **RF** (+19%)	83	
- Business transformation	(139)	
- Investment in **RS**	(52)	
		(108)
Instinet		
- Underlying growth in Equities (+44%)	65	
- Investment	(44)	
		21
Other movements		(47)
2000 Normalised PBT		**457**

- Total Reuterspace losses amounted to £67m - up from £15m in 1999. Investment in 2000 included £17m on Retail Personal Finance and Reuters.com, £10m on branding, £9m on online media product expansion and £5m on B2B incubation initiatives.

- Investment in Instinet totalled £66m - up £44m against 1999. £32m was spent on the retail initiative and £34m on the development and rollout of fixed income.

- Other movements are:

	£m
Net impact of acquisitions/ disposals	(13)
1999 "Data Feed" accrual reversal	(25)
Currency impact on performance/ hedging	(20)
Joint ventures, Associates and Investment income	(16)
TSI/ RBB	7
Interest and other	20
Total	(47)

Reuters - Prelims - February 2001

David Grigson

Business Transformation Programme
• £139m spent in 2000 vs estimate of £150m
• £88m on new product architecture
• £51m on organisation and process transformation
• Anticipated spend of £150m in 2001
• Committed to delivering £150m of savings to the bottom line

- Transformation initiatives have been categorised into two groups:

    - The development of a **new product architecture** that will create new personalised products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support, and a customer focused and rapid approach to product development.

    - **Organisation and process transformation** that will create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments supported by web enabled internal systems and processes that maximise the economies of our global scale.

- Business transformation costs are incremental to the existing base and included consultants, contractors and severance.

Reuters - Prelims - February 2001

David Grigson

Cash Flow Movement

	Reuters Financial £m	Reuterspace £m	Instinet £m	Total £m
Operating profit	517	(67)	157	607
Depreciation	216	14	46	276
Capex	(190)	(20)	(64)	(274)
Working capital	(10)	11	44	45
Divisional cash flow	533	(62)	183	654
Cash conversion	*103%*	*(93%)*	*117%*	*108%*
Business transformation				(97)
Acquisitions / Disposals				(318)
Dividends / Taxation				(364)
Other				50
Movement				**(75)**

- Divisional cash conversion is the percentage of operating profit before business transformation costs converted into cash.

- Net Acquisitions and Disposals were £318m.

	Acquisitions/ Investments £m	Disposals £m
Greenhouse	184	80
Subsidiaries (Yankee, ORT, LJR)	130	4
Joint Ventures/Associates	61	41
Property	0	20
Other Fixed Asset Investments	88	0
Total	463	145

- Other fixed asset investments include Pedestal (£23m), Mpower (£10m), NASDAQ (£10m), Vencast (£5m) and WR Hambrecht (£5m).

- Net debt at 31 December 2000 was £34m, versus cash of £41m at 31 December 1999.

Reuters - Prelims - February 2001

David Grigson

Divisional Operating Profit

	2000 £m	1999 £m	Growth
Reuters Information	283	253	12%
Reuters Trading Solutions	234	230	2%
Reuters Financial	517	483	7%
Reuterspace	(67)	(15)	N/A
Instinet	157	129	22%
	607	597	2%
Net currency gain	2	6	N/A
Divisional operating profit	**609**	**603**	**1%**

- Divisional operating profit excludes business transformation costs and goodwill.
- Net currency gain comprises profits on hedging activities offset by balance sheet revaluation losses.
- The split of operating profit by currency is shown in the Supplementary Information.

Reuters - Prelims - February 2001

David Grigson

Reuters Financial

	2000 £m	1999 £m	Growth Overall	Growth U'lying
Revenue RI	1,737	1,619	7%	8%
RTS	822	780	5%	4%
RF	2,559	2,399	7%	6%
Operating profit	517	483	7%	19%
Operating margin	20.2%	20.2%		

- Underlying operating profit grew by 19% reflecting tight cost control partially balanced by parallel running in our technical centres as we prepare for deployment of Internet technology and the build up of Reuters Consulting.
- Calculation of underlying profit growth excludes the beneficial impact in 1999 of the reversal of the £25 million data feed accrual.

Reuters - Prelims - February 2001

David Grigson

Reuters Financial
Underlying Revenue Growth
Reuters Information
% Growth
15
10
5
0
6
8
7
9
Q1
Q2
Q3
Q4
Reuters Trading Solutions
% Growth
16
14
12
10
8
6
4
2
0
-2
-4
-3
0
2
14
Q1
Q2
Q3
Q4

- Q4 revenue growth in RTS flattered by comparison to the equivalent quarter last year which was impacted by the pre-millennium slowdown.

Reuters - Prelims - February 2001

David Grigson

Reuters Information

	2000 £m	1999 £m	Underlying Growth
High Tier (international products)	795	775	3%
Middle Tier (domestic products)	225	201	9%
Lower Tier (off trading floor etc)	24	12	102%
Other Revenue (site fees, exchange fees, 3rd party data etc)	693	631	10%
Total	**1,737**	**1,619**	**8%**

- Overall revenue growth driven by strong sales in domestic and off trading floor products reflecting our strategy to broaden our revenue base beyond our high tier real time users.
- High end revenue includes 3000Xtra, our new flagship product, which sold over 27,000 accesses with a number of notable major sales (Merrills, Lehmans, etc). By 31 December 2000, we had installed 10,800 positions.
- Middle tier shows success of strategy in US where Reuters Plus continues to do well with over 60,000 sold.
- Strong demand for our lower tier products. Reuters Investor is a major contributor to growth in the US and Europe.
- 10% growth in Other Revenue reflects the growth in the demand for broader information sets and add on services. Approximately 40% of Other Revenue is recovery of exchange, installation and communication fees for which there is an almost equal and opposite cost.
- On a geographic basis we saw strong underlying growth in the Americas (+12%), Japan (+7%) and in the main European geographies (+8%).

Reuters - Prelims - February 2001

David Grigson

Reuters Trading Solutions

	2000 £m	1999 £m	Underlying Growth
Transactions	402	403	(2%)
AES	385	349	9%
Retail Solutions	35	28	24%
Total Revenue	**822**	**780**	**4%**

- Underlying revenue in **Transactions** fell 2% reflecting continuing slow decline of FX market:
  - Roll out of Dealing 3000 progressing well. Approximately 20% of installed base upgraded by year-end.
  - Revenue fall in Conversational Dealing products was offset by good growth in Dealing 2000-2 and sales of Automated Dealing Systems for the Treasury market.

- **Applications and Enterprise Solutions** (AES) revenues recovered as predicted, driven by sales of middleware software and order routing solutions, with particularly strong Q4 growth.

- **Retail Solutions** products for providers of personal financial services grew strongly, albeit off a low base.

- Growth prospects for 2001 have been enhanced by the formation of Reuters Consulting which delivers integrated client solutions around a range of Reuters content and technology.

Reuters - Prelims - February 2001

David Grigson

Reuterspace

	2000 £m	1999 £m	Growth Overall	U'lying
Revenue	235	157	50%	16%
Operating loss	(67)	(15)	N/A	N/A

Reuterspace
20
15
10
5
0
% Growth
11
15
17
19
Q1
Q2
Q3
Q4
Underlying revenue growth

- Underlying revenue growth of 16% was driven by growth in online media revenues.

- Overall revenue growth of 50% was boosted by the acquisitions of Tower Group (1999), Yankee and ORT. These acquisitions reflect the division's strategy of building large scale business audiences seeking value added information and e-solutions.

- Investments included:

	£m
Retail Finance Portal / Reuters.com	17
Online media product expansion	9
Branding	10
Total Consumer Initiatives	36
Business solutions incubation initiatives	5
	41

- The balance of operating losses in Reuterspace comprises the cost of operating the Greenhouse Fund (£15m) and the central business development groups.

Reuters - Prelims - February 2001

David Grigson

Greenhouse Fund

	2000 £m	1999 £m
Net profit	53	37
Investments		
Quoted at market value	99	438
Unquoted at book value	212	57

- Quoted investments:

  Yahoo!
  Go.com
  Sportsline.com
  Openwave (Phone.com)
  Webex
  Speechworks
  Equinix
  Verisign
  iMerchants
  Intertrust
  Fantastic
  Edgar on Line
  Digimarc
  Virage
  Star Media
  Persistence
  Verticalnet
  Orchestream
  March First

- In 2000 the Greenhouse Fund invested £184 million comprising investment in 50 new companies and follow-on funding for existing investments, bringing the total number of investments to 90.

Reuters - Prelims - February 2001

David Grigson

Instinet

	2000 £m	1999 £m	Growth Overall	Growth U'lying
Revenue	804	525	53%	40%
Operating profit	157	129	22%	17%
Operating margin	19.5%	24.5%		

Instinet
60
40
20
0
% Growth
54
31
32
44
Q1
Q2
Q3
Q4
Underlying revenue growth

- Actual revenue growth of 53% boosted by Lynch Jones Ryan acquired in February 2000.
- Revenue split 76% US ; 24% International.
- Underlying revenue growth was up 34% in the US and 61% Internationally.
- Operating margin declined to 19.5% due to investment in the retail and fixed income products, investment in trading capacity to accommodate increased volumes and the build up of corporate costs prior to the IPO.
- Instinet announced in December that its retail brokerage product would now be marketed through Instinet's wholesale business on a private label basis.
- Instinet's fixed income product was launched in 2000. Fixed Income revenues of £3 million were mainly attributable to the International business.

Reuters - Prelims - February 2001

David Grigson

Instinet US Equities
% Growth
NASDAQ volumes
US equities revenue
100
80
60
40
20
0
83
34
53
37
51
37
53
49
Q1
Q2
Q3
Q4

- NASDAQ volumes continue to be main driver of Instinet revenues.
- US market shares showed improving trends through 2000 and into 2001.

	NASDAQ	Combined NASDAQ / NYSE
Q1	11.9%	7.8%
Q2	14.4%	9.5%
Q3	13.9%	9.3%
Q4	14.4%	9.9%
Jan 2001	14.5%	9.9%

- NASDAQ volumes grew 53% in January 2001.
- US average revenue per share down 8%.

Reuters - Prelims - February 2001

David Grigson

Joint Ventures, Associates and Investment Income

	Established	Share of Profit/(Loss) £m
TIBCO Software	6/99	2
Factiva	7/99	(1)
Multex Investor Europe	2/00	(4)
Sila	5/00	(7)
Radianz	7/00	(9)
Other		(2)
Total Assocs / JVs		**(21)**
Investment Income		5
Total		**(16)**

- **TIBCO's** leading real-time e-business infrastructure software enables businesses to integrate enterprise applications and deliver personalised information through enterprise portals and is integrated into products offered by Reuters Financial. Reuters current holding in TIBCO Software is 42% or 98 million shares on a diluted basis.

- **Factiva**, which combines the information businesses of Reuters Business Briefing and Dow Jones Interactive, is a leading provider of customised business and market information to corporations on a global and local basis.

- **Multex Investor Europe** is a leading internet provider of broker research, news and investment information for the private investor. It began operations in the UK in 2000 and expects to launch a German version in February. Reuters and it's co-investor Multex.com have announced their intention to set up a similar initiative for the Japanese market later this year.

- **Sila**,a joint venture with Aether Systems Inc., offers data services software and distribution for the European wireless market. It began operations in 2000.

- **Radianz**, a joint venture with Equant, aims to develop a secure extranet for the global financial markets. It began operations in July 2000 when Reuters began to transfer its own network assets to the new company. Reuters expects long term savings in its network costs to result from the venture as well as the value creation benefits of building this new business.

Reuters - Prelims - February 2001

David Grigson

Prospects for 2001

- Pace of growth in 1st half of 2001 to match that of 2nd half 2000
- Business transformation initiatives anticipated to cost further £150m
- Investment in Reuterspace planned to continue at 2000 levels
- US equity market volumes show strong start to 2001

Reuters - Prelims - February 2001

Peter Job

REUTERS
Peter Job
CHIEF EXECUTIVE

Reuters - Prelims - February 2001

Peter Job

2000: strong sales performance across the board
3000 Xtra
>27,000 cumulative sales
Reuters Plus
>60,000 accesses sold
Off Trading Floor
>57,400 users - up 51%
Internet content
>73m users of Reuters content per month

Reuters - Prelims - February 2001

Peter Job

From products to solutions
Middleware
Information
Research
Risk management
Transactions
Portfolio management
Order routing
Reuters Consulting
Secure Communications

Reuters - Prelims - February 2001

Peter Job

Transactions: strong Instinet performance in equities
Instinet
combined market share
- NASDAQ and NYSE
10.5
10.0
9.5
9.0
%
8.5
8.0
7.5
7.0
6.5
1999
2000
J F M A M J J A S O N D J F M A M J J A S O N D
• Market growth continuing into 2001
• Strong 4th quarter performance

Reuters - Prelims - February 2001

Peter Job

Reuterspace: firming up opportunities in new markets
Into new strategic areas
B2B
• Enterprise information
• Research business
• Factiva
• Reuters@work
Greenhouse
• Technology transfer
Consumer
• Online media
• Personal financial portals
• Reuters.com
• Reuters.co.uk
• Reuters.de
• Handelsblatt, Multex

Reuters - Prelims - February 2001

Peter Job

Doing things differently
Investing in new architecture
eCommerce
• Self admin • On-line help • Web/Telephony
eSettlement
• Credit card
• Direct debit
eCRM
• eBusiness intelligence
Internet delivered products
eBilling
• On-line
• Multi-level accounts
• Billing of customer's customer
eAccess
• Portal to Reuters Products
• eCatalogue
• User registration
eDelivery
• Authentication
• Entitlements
• Instant access
eSales
• Buy
• eContracts

Reuters - Prelims - February 2001

Supplementary

Revenue by Geography

	2000 £m	1999 £m	Growth Overall	Growth U'lying
Europe, Middle East & Africa	1,689	1,643	3%	5%
The Americas	1,344	979	37%	23%
Asia/Pacific	559	503	11%	4%
Total	**3,592**	**3,125**	**15%**	**13%**

Reuters - Prelims - February 2001

Supplementary

Operating Profit by Currency

	2000	1999
Continental Europe		
- Euro currencies	107%	80%
- Other	18%	19%
US dollar	57%	49%
Japanese yen	22%	12%
Sterling		
- Depreciation	(58%)	(52%)
- Other	(66%)	(19%)
Other	20%	11%
Total	**100%**	**100%**

- Actual performance was adversely impacted by the strength of sterling against the Euro, partially offset by sterling weakening against the US dollar and Japanese yen. Currency movement impact on trading performance / hedging by major currency groupings was as follows:

	Trading performance	Hedging	Total
Sterling/Euro	(38)	9	(29)
Sterling/US$	8	(9)	(1)
Sterling/All Other	15	(5)	10
Total movement	(15)	(5)	(20)

- In broad terms, using the 2000 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £ 10m on operating profits before hedging (1999: £10 million).

Reuters - Prelims - February 2001

Supplementary

Balance Sheet

	2000 £m	1999 £m	Growth £m
Fixed assets	1,868	1,205	663
Net current liabilities	(344)	(232)	(112)
Long-term creditors and provisions	(422)	(372)	(50)
Net assets	**1,102**	**601**	**501**

Analysis of Fixed Assets	**December 2000 £m**	**December 1999 £m**	**Growth £m**
Goodwill	237	177	60
Tangible fixed assets	632	698	(66)
Investments	999	330	669
Total	1,868	1,205	663

- Increase in Fixed asset investments comprises Greenhouse acquisitions of £184 million, investment in Associates and Joint Ventures of £210 million, an increase in the carrying value of TIBCO Software of £195 million and an increase in non-Greenhouse investments of £80 million.
- Net debt of £34 million at 31 December 2000 compares with net funds at 31 December 1999 of £41 million.

Reuters - Prelims - February 2001

Quoted And Unquoted Investments

	% Holding	
Greenhouse Fund (90)	100%	
Quoted Investments (6)		
TIBCO Software	57.0%	(42.0% fully diluted)
GL Trade	34.2%	
Datamonitor	20.5%	
Aether	7.2%	
Tradepoint	7.0%	
Multex.com	6.2%	
Unquoted Investments (31)		
Radianz	51.0%	
AFE	51.0%	
Factiva	50.0%	
Multex Investor Europe	50.0%	
Multex Investor Japan	50.0%	
ANI Media Private Limited	49.0%	
Sila	40.0%	
DGAP	33.0%	
Atriax	25.0%	
World Radio Geneva	25.0%	
Tradeware SA	25.0%	
Lido	24.5%	
Riskmetrics Group LLC	23.9%	
Pedestal	22.0%	
ITN	20.0%	
Vencast	13.3%	
Black Pearl Inc	12.5%	
Archipelago	12.1%	
Mpower.com Ltd	11.1%	
Active Buddy Inc	9.3%	
WR Hambrecht	8.4%	
Merryck & Co Limited	5.4%	
Fisco KK	5.4%	
Intralinks	4.0%	
Wide Multimedia Limited	4.3%	
Worldstreet Corporation	3.0%	
PersonalPath Systems Inc (formerly Franklin Health)	1.0%	
Derivatives Net Inc		
NASDAQ		
Yankee Tech Fund		
Informa		

Reuters - Prelims - February 2001

REUTERS GROUP PLC

Preliminary Results Briefing For
The Year Ended 31 December 2000

The comments below may include forward-looking statements within the meaning of US securities laws. For a discussion of risk factors which could affect future results, please refer to the Risk Factors section of today’s press release, copies of which can be obtained either from the web or from our offices in London or New York. Instinet filed for an IPO last week: we are happy to answer questions today about Instinet’s historical results but we are limited by SEC regulations as to what we can say about the offering itself, and about prospects for Instinet’s future performance. We should also point out that the registration statement discussing Instinet, which is on file with the SEC, is subject to SEC review and, therefore, the information included in the filing may change.

QUESTIONS & ANSWERS

Question: I have two questions. First on Instinet, I see the number of accesses grew from 21,000 to 30,000 at the end of 2000. Is it possible to break that out between the US and the international businesses, and can you tell us how much of the growth from the US came from the increase in accesses?

On Reuters Information you mentioned that some of the growth came from a ‘pass-through’ of things like exchange fees. If we strip that out from your slide it looks like the underlying growth rate falls from about 8% to 6.5%. Is that a more realistic number or is it unfair to try and strip those out? Is growth in that ‘pass-through’ category a normal feature of the Reuters Information Division?

Peter Job, Chief Executive: We will provide the number of terminals inside and outside the United States. Broadly speaking, 2000 was the year of great growth of the international, as well as the US domestic business of Instinet, so we will find a good deal of that outside as well as inside the US.

Regarding your other question, it is not really as simple as that because some comes in from third parties. We keep some part of the sale for ourselves, so it is not a ‘full pass-through’. We keep some of the profit and so there is margin in it. I am not sure whether it is not a bit of an antic to restate revenue and I believe you should take it as it is if you want my opinion.

Tom Glocer, Executive Director: I believe what is important is the ‘apples-to-apples’ comparison regarding exchange fees. Also, to the extent they are there, the communications costs have been in both the revenue line and the cost line with the obvious margin diluting effect of a ‘pass-through’ historically through time. So, on that basis when you see the growth over time it is real growth.

Question: I have two questions. The mid tier access number has declined, yet you said the revenue was up 9%. Can you explain that?

The second question concerns the £500 million investment you were making over two years which originally included £300 million restructuring and £200 million e-architecture. The £88 million that you call product architecture was that e-architecture costs? Can you explain whether you still have that split, or is there just simply the £300 million restructuring charge over two years which includes product architecture?

Peter Job: Yes, we did say £50 million over four years as well as two times £150 million. Of course, a lot of the e-architecture spending is actually finishing up in the business transformation programmes that Tom Glocer has taken charge of last year and this. However, there is some residual work that we are still spending on, for instance the whole revamp of Reuters.com and putting out the new web sites in the US and Germany. So, there is a certain amount of technical expenditure. Also the e-architecture is occurring outside the area of business transformation. It is not as much as £40 million, and it probably will not go on for four years because I would anticipate that we would start to look for profits rather than just investment in a lesser time than that. Things are going rather well and I believe we will be able to do that.

David Grigson, Finance Director: The answer to the question of middle tiers is as a result of a business in Asia called AFE, which I believe we disposed of, or moved from a wholly-owned to a joint venture during the course of the year, and we have taken the accesses out. Clearly from a revenue perspective it has had the minimum amount of difference as you can see.

Question: What do we see of the achievable underlying three year top line and bottom line growth rate?

Peter Job: In the next six months we can hope to match the good pace of development in the last six in Reuters Financial. Maybe Tom in his own time will forecast further out than I have over these past ten years, but at least you have pushed me six months ahead which is pretty good going.

Question: Tom – could you talk to us a little about how your style will evolve over the next couple of years, and where we might see any differences from Peter Job? In relation to that, could you perhaps talk about acquisitions? Are you interested in any of the parts of Bridge, either because you want them, or because you want to keep them out of the hands of somebody else?

Tom Glocer: Naturally, Peter and I are different people and I am sure that, in the fullness of time, that may be reflected in operating style or even in strategy. However, the remarkable point is that this is not a radical transition. The Business Transformation Programme was very much conceived of and initiated fully in Peter’s regime, although I played a significant part, as did the other senior executives from Reuters who are here today.

On the issue of acquisitions, something has been made – certainly in the media – of the fact that I spent a good amount of my life before Reuters being a mergers and acquisitions lawyer. The question always arises whether that means one is very predisposed to making acquisitions. It is a two-edged sword: I am not shy about making acquisitions – I certainly know how to go about doing so and I understand the strategic benefits. I also have pretty good insights into how to go about and value them. On the other hand, I am quite familiar with the academic literature, which suggests that only about 30% of acquisitions in total ever redound to the benefit of the acquiring company. I would therefore not read too much into it, one way or another.

The bottom line is that I am not shy to do acquisitions – they certainly play a major part in the development of any company, or they should – but we will not rush in to make them just for the sake of being acquisitive, or being American, or any other label.

You also asked about Bridge. As a general matter, certainly the lawyer in me returns to the ‘no comment’ on acquisitions going forward. However, I can be a little more helpful since I have moved to London now – despite the trans-Atlantic link. Most of the companies that have now come to play a part of Bridge – ADP, Telerate and Knight Ridder before it – were very well shopped on the market before. We had the chance, and did in fact look at them. You can certainly read something into the fact that we passed on each of them the last time around, and my personal opinion – without any offence to Bridge – is that none of those properties has improved in attractiveness in the era under joint management. If that gives you any indication of how we view Bridge, it is a fair assumption to take away.

Question: What are your thoughts about expanding the Greenhouse Fund? What sort of priority will that have, with the easing off of your investment in the core business?

Secondly, following on from the previous question, where do you see your major challenges coming from, having successfully rationalised and reorganised the business in the past 18 months?

Peter Job: We are probably well out of the idea of floating Greenhouse. I much prefer the current strategy, which is to look for people in much the same state as us – in need of experimental enlightenment, if you like, about new technologies, and prepared to put experimental investment money behind it of a venture capital nature. If we can find like-minded people, which we should be able to report on at the half year, then we will share the costs of financing new investments with them.

In the meantime, we have made quite a few. We have substantially reinvested the profits we made out of the Greenhouse, although we have not used a great deal of the original shareholder capital in this, if any. We are looking after that portfolio, so there is a good deal of work at the moment in managing a portfolio of this type, since the outgoing market, effectively, has gone away, and may stay away for quite a few months, if not for the whole year. So there is a job in managing at the moment, rather than enthusiastically investing. At the same time, however, we have more money to spend – there is a good deal of profit locked up in the Greenhouse – and we will be looking to do that with strategic partners, whom we believe we can attract.

Tom Glocer: In terms of the challenges going forward, we obviously have a great deal on our plate. We have the capacity, given the strength of Reuters management in general, to do that. I see the major challenge being one of execution and focus on what we have already committed to, both in terms of cost savings, and ongoing margin improvements. We need to ensure that we are able to extract the synergies from the various parts of the group, whether they are 100% owned, or partially floated as in the case of TIBCO and Instinet soon, along the lines that Peter was describing – that virtuous circle.

There will obviously be competitive challenges coming up. We have been operating in quite a benign, competitive environment, certainly compared to the one Peter inherited when he began, with the number of competitors in the market data world. I always think that the great challenge is not to be complacent and to recognise that the disruptive change, usually technology-led, can come from below. This is one reason why we are all so pleased that we have made great progress outside the trading room, going down the price curve, and also in the States, where there is so much competitive ferment constantly going on.

Question: You changed the way you report the breakdown of some of the costs in these figures. I wonder whether you could givesome more detail on some of the movements of the individual components of the cost base. The areas I am thinking of are staff. This is so that we can gauge the impact of the headcount changes to which you referred, David; secondly, production and communications, which, as I remember, were flat in the first half. Has that continued? Thirdly, data costs.

David Grigson: Dealing with headcount first, headcount of total Reuters went up from about 16,500 to around 18,000 but, if you take out the headcount increases that took place in Instinet, partly because of acquisitions – Lynch Jones Ryan in February – and also because of the need to keep pace with the significant amount of new volume activity, and if you also take out the acquisitions which took place in Reuterspace, you find that the headcount within our core Reuters financial business went down a couple of hundred. I believe I referred to some of the reasons for that.

The major increases elsewhere have taken place within Instinet. If you pick up the registration document, you will see that they are all fairly well described in there. There have been significant increases in costs in the production and communications equipment side of that business, in the region of 60% as described in there, for the first three quarters. That has continued and is all about keeping pace with the amount of volume activity. Elsewhere that has been pretty flat.

On the cashflow side, you will have seen that our depreciation has come down year on year about £30 million, reflecting smaller amounts of capex in the core business as well. I do not believe that there are any other significant movements on the cost base that I am aware of outside of Instinet. The principal drivers have been in Instinet and Reuterspace: in Reuterspace mainly because of acquisition as well as building some central resource in order to look for the opportunities that exist in that space, and also in Instinet.

Question: I have a couple of questions to try to get a better feel for margin potential of some of your businesses. First, on Instinet, 2000 was a very big year of investment. Where are you now on the Instinet investment curve, and to what extent is that investment going to unwind and allow margins to get back up again? Secondly, David, you said that transformation costs are likely to fall away towards the end of 2001: what exactly do you mean by “fall away”? Does that £150 million become zero, or will be there some ongoing cost that we can expect?

Peter Job: I am not to say anything forward-looking about Instinet at all and I cannot. Looking at the margins going forward, I would love to be able to speak to it but we have to turn the clock back to zero if we offend the regulations concerning IPOs and we do not want to do that. Therefore, you will get a great deal of that information when the next document is published but I just cannot give it now.

David Grigson: On the transformation costs I believe I said that we expect them to fall away and, because they are truly incremental costs that sit above our existing cost base, we should expect that to happen. These are contractors, consultants, projects that have an end date and once that happens, the costs disappear. There will also be some severance costs in those numbers as well – there have been and will continue to be – and they are once-off in nature as well.

We expect some of those costs to start unwinding towards the end of this year in some of the programmes. We expect some of the programmes to continue into next year, and therefore there will be equivalent costs into next year but, over time, these costs will become substitutional in the business as opposed to incremental. In other words, we will simply take in the new technologies, the development trends will pick them up and the existing resource that is working flat out on supporting the current business will move across and start working on these. It will be very hard into 2002 to start to track where these costs are going. We will always be able to track the consultant/contractor severance element, because they will be separate, identifiable and very much incremental, but over time the costs will be absorbed in the business and the concept of a transformation cost will disappear, which will happen through the course of 2002.

Our focus is very much on the bottom line effects of these costs, both in terms of the costs themselves and the cost savings in the short term, the revenue benefits in the longer term that will start to flow through them. Our focus, therefore, is about offering profit growth and margin improvement and over time we would like to migrate your thinking in that direction as well.

Peter Job: We have not tried to do that this time. This is very different from other companies on whose boards I sit. It is very often a rationalisation programme which is very cut and dried. We will try to cut and dry this for you but, as time goes on, we will see that this is a renovation of the architecture of the company on which Tom is engaged, both administratively and also product-wise. It will generate revenue so it will not just be about rationalising costs. At some point, probably when I am already off the stage, these two will be able to reformulate it for you in a much more interesting way.

Question: What are the objectives for return on capital over the next three to five years, even further out? Please specify if that would be before or after strategic and financial investments?

Peter Job: I am not sure that Tom has had the chance to formulate himself on the subject. Although it is a very good question, I suggest that we should come back to it in July when Tom will be sitting in this seat and not I. Tom, do you have anything to add?

Tom Glocer: Only to observe that, historically, the firm has done very well in terms of return on both assets and in invested capital. I see no reason why we would not continue in the same vein. It is true that I do not have specific targets, sitting up here today, but it is something to which David and I will return.

Question: I have three questions. Obviously you cannot say anything going forward about Instinet, but looking back, could you describe for us a little of what has been the driver behind that margin decline which, even when you strip out the investment spend, has been quite significant. Is there anything that you can strip out in terms of the pricing pressure versus the mix change in the business. That would be quite useful for people’s understanding, particularly for mine.

The second point is that what you said on Consulting is relatively new. I do not remember it being said in previous discussions we have had here. Could you expand on that a little? You said 400-500 people. Will that be enough? How many do you have currently and where do you see that going in a couple of years’ time?

Finally, David said that when it comes to Reuters Financial we are taking a step back, and you said that the financial disclosure will not be down to the profit level because of the cost problems. Remembering back perhaps a year or 18 months ago, one of the reasons for the change in the structure of the business was that you thought that having better information at the product level was going to help your resource allocation. What does this tell us about your view on resource allocation? Is the game changing? Is there something new such that you need to change that way of looking at your business?

Peter Job: I will take the Instinet question. Philip Green is in charge of Reuters Financial and he will answer the second question.

The first question was about Instinet’s margins. The factors you should take into account are many and varied. First of all, capacity utilisation. There has been a huge preoccupation in all our businesses – not least Instinet – planning for decimalisation, its effect on trading, huge increases in volumes, increases in numbers of clients as well as numbers of trades, all driving quite heavy investments in capacity. These have borne fruit, as I have said, in the relatively good reward we have had in market share in recent times. It has not been without pain, but we have managed it. I am not allowed to say that we will continue to manage it, but let us hope we can. That is one factor.

The second factor is that people have tended to ask: “Why didn’t you just float Instinet at the top of the market when everything was fine?” That is not the point. First, we do not particularly want to float something at a very high price which later goes down: we want sustainable value. Also, for a company of this size, it takes a long time to prepare it for flotation. That means checking through all the processes, that the management process is right, that the compliance processes are right. This is a brokerage company subject to all the rules and regulations. We have added a considerable level of cost to the administrative perfection of this business in order to prepare it for public float. Our auditors have been all over it and it is going through with good colours. That has been an element of cost which was not there perhaps in a more pioneering era.

On top of that, you have the other two factors, which are that with volume you get more volume discount, obviously. The order handling rules that came in two or three years ago, as well as computer handling and the ease of handling small orders, have tended to make order sizes smaller. These latter two things affect levels of revenue per share and per trade, but on the other hand the trade-off is that you get a fixed cost base which you are expanding to enough capacity, and therefore you do not have incremental costs to the same extent in handling those trades and those shares. I hope that is a comprehensive enough picture for you.

Philip Green, Chief Executive Reuters Financial: There are two dimensions to the Reuters Financial vision. One is that you heard Peter refer to content technology and connectivity. The other thing you heard David talk about is product solutions. If you bring those two things together you need a different set of skills and competencies to complement the traditional Reuters salesforce. Consulting is different, and it is not classic management consulting, this is primarily customisation and integration. Traditionally Reuters has sold shrink-wrapped well-supported product. TIBCO has sold creative innovative solutions.

When we brought TIBCO and Reuters together in the finance space we needed to have the ability to do both product and solutions. We set up Reuters Consulting about a year ago as the primary channel for Reuters Solutions, not necessarily the exclusive channel but the primary channel. Some of the people that Peter was talking about, we already had some of this activity anyway, and we did not simply classify it as Reuters Consulting at that time. We do need additional skills and competencies, and we have hired some of those. It is a different business, different reporting, different competencies, different incentives and billable in exactly the same way as traditional consulting. We see it as an integral part of delivering the vision for Reuters Financial.

Tom Glocer: We are following our customer in an overall service vision that aims to give not only information and trading solutions separately, but rather integrated ‘view and do’ solutions that are well-integrated into the workflow of our financial services customers. Having separate management, having separate P&Ls, although Philip and I worked significantly over the past year to bridge them, still creates an extra layer of work. If you went to your trading desks or to the IT departments, they never thought of us as one or the other. The great strength of Reuters is always the combination of those two – technology and content – plus the communications aspects.

In terms of resource allocation, whether this will now result in great fuzziness, Peter had the good sense a while ago to introduce value-based management as a tool into the firm, for example pulling out of Instinet Retail, or how we allocate resources across the Group. David mentioned the 280-odd people that we have pulled out of Reuters Finance this year and added them into other operations like Reuters Consulting. That is an aspect of resource allocation at work. Obviously, in the consulting area, to the extent that you have the ability to track utilisation and return, the more people the better. So, if we had 5000 people in Reuters Consulting and they were all at a 90% utilisation rate, great. It is a different mindset and you need to organise it differently to capture value.

Question: Can you give us a small geographical tour, particularly of Japan, China, and India? It would be interesting to know how the growth rates there compare with the overall averages?

Peter Job: Generally speaking, there are signs of movement in Asia Pacific but it has taken a long time. As you may remember we never really gave up growing in Japan because we put quite significant investment behind it in the late 1980s/early 1990s and, even when the market turned down, we were still able to keep on growing profit and revenue.

The other places have been rather more distressing, and although we have managed to keep profits even, there has been considerable difficulty in keeping the business growing. This is beginning to change. China, Hong Kong are now vibrant. In a couple of months, I am going to China for the first time in a while with Tom and, although I am not up to date with that, I can see that it is coming along strongly. India is okay. Thailand, Indonesia and the Philippines are not quite recovering and therefore impacting a little on the otherwise rock solid market in Singapore. Trade is patchy but it is definitely better than it was when you were here a year ago. Korea is quite good.

END